Filed Pursuant to Rule 424(b)(2)
Registration No. 333-122925, 333-122925-01

SUBJECT TO COMPLETION, DATED JULY 20, 2005	Prospectus Supplement (To Prospectus Dated May 3, 2005)

Citigroup Funding Inc.

Principal-Protected Equity Linked Notes

Based Upon the Russell 1000® Growth Index

with Potential Supplemental Interest at Maturity

Due                     , 2009

$10.00 per Note

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

•	We will not make any payments on the notes prior to maturity.

•	The notes will mature on , 2009. You will receive at maturity, for each $10 principal amount of notes you hold, $10 plus an interest distribution amount, which may be positive or zero.

•	The interest distribution amount will be based on the value of the Russell 1000 Growth Index during the term of the notes.

•	If the index return (as defined herein) is greater than zero, the interest distribution amount will equal the product of (a) $10 and (b) the index return.

•	If the index return is less than or equal to zero, the interest distribution amount will equal zero.

•	We will apply to list the notes on the American Stock Exchange under the symbol “PLR.”

Investing in the notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page S-8.

“Russell 1000®,” “Russell 3000®” and “Russell®” are trademarks of Frank Russell Company and have been licensed for use by Citigroup Funding Inc. The notes have not been passed on by Frank Russell Company as to their legality or suitability. The notes are not sponsored, endorsed, sold or promoted by Frank Russell Company. Frank Russell Company makes no warranties and bears no liability with respect to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus and prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note		Total
Public Offering Price		$10.00	$
Underwriting Discount	$		$
Proceeds to Citigroup Global Markets Holdings Inc.	$		$

The underwriter expects to deliver the notes to purchasers on or about                        , 2005.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

                     , 2005

The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these Securities in any state where the offer or sale is not permitted.

SUMMARY

This summary highlights selected information from the accompanying prospectus and this prospectus supplement to help you understand the notes based upon the Russell 1000 Growth Index. You should carefully read this entire prospectus supplement and the accompanying prospectus to understand fully the terms of the notes, certain information regarding how the Russell 1000 Growth Index is calculated and maintained, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should, in particular, carefully review the section entitled “Risk Factors Relating to the Notes,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this prospectus supplement and the accompanying prospectus.

Selected Purchase Considerations

•	Growth Potential – The interest distribution amount of the notes payable at maturity is based on the potential appreciation of the Russell 1000 Growth Index calculated using the average of the ending values of the Russell 1000 Growth Index on each monthly valuation date during the term of the notes.

•	Preservation of Capital – At maturity, we will pay you at least the principal amount of the notes, regardless of the performance of the Russell 1000 Growth Index.

•	Exchange Listing – Although the notes are expected to be “buy and hold” investments, they will be listed on a major exchange.

•	Diversification – The notes are linked to the Russell 1000 Growth Index and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors Relating to the Notes” section of this prospectus supplement. Some are summarized here.

•	Possibility of No Capital Appreciation – The index return amount used to determine the interest distribution amount, if any, payable to you at maturity is based on the amount by which the average of the ending values of the Russell 1000 Growth Index on each monthly valuation date during the term of the notes exceeds the starting value of the index, expressed as a percentage. The interest distribution amount may be zero even if the value of the Russell 1000 Growth Index has increased at one or more times during the term of the notes or if the value of the Russell 1000 Growth Index at maturity is greater than the value of the Russell 1000 Growth Index on the date the notes are priced for initial sale to the public.

•	The Return on the Notes Is Based on an Average – Because the interest distribution amount is based on the average of the ending values of the Russell 1000 Growth Index on each monthly valuation date during the term of the notes, the opportunity for equity appreciation afforded by an investment in the notes may be significantly less than the opportunity for equity appreciation afforded by a direct investment in the Russell 1000 Growth Index. In addition, you will not be entitled to receive dividend payments, if any, or other distributions made on the stocks underlying the Russell 1000 Growth Index.

•	The Notes Do Not Pay Periodic Interest – The notes do not bear periodic interest. As a result, if the index return is less than approximately %, the yield on the notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

•	You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop – The notes will be listed on a major exchange, but the secondary market may not be liquid and may not continue for the term of the notes. Although Citigroup Global Markets Inc. intends to make a market in the notes, it is not obligated to do so.

•	The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity May Be Substantially Less than the Amount You Originally Invest – Due to changes in the price of and the dividend yield on the stocks underlying the Russell 1000 Growth Index, interest rates, the earnings performance of the issuers of the stocks underlying the Russell 1000 Growth Index, other economic conditions and Citigroup Funding and Citigroup’s perceived creditworthiness, the notes may trade at prices below their initial issue price and you could receive substantially less than the amount of your original investment if you sell your notes prior to maturity.

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and the guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The Notes mature on                     , 2009 and do not provide for earlier redemption by you or us.

Each Note represents a principal amount of $10. You may transfer the Notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in this prospectus supplement and the section “Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Does “Principal Protected” Mean?

“Principal Protected” means that your principal investment in the Notes is not at risk at the maturity of the Notes in the event of a decline in the Russell 1000 Growth Index.

Will I Receive Interest or Dividend Payments on the Notes?

We will not make any periodic payments of interest on the Notes or any other payments on the Notes until maturity. At maturity, you will receive an interest distribution amount, which may equal zero. You will not be entitled to receive dividend payments or other distributions, if any, made on the stocks underlying the Russell 1000 Growth Index.

What Will I Receive at Maturity of the Notes?

The Notes will mature on                     , 2009. You will receive at maturity, for each $10 principal amount of Notes you hold, a payment equal to the sum of $10 and the interest distribution amount.

How Will the Interest Distribution Amount Be Calculated?

The interest distribution amount will be based on the amount by which the average of the ending values of the Russell 1000 Growth Index during the term of the Notes exceeds the starting value of the index, expressed as a percentage.

•	If the index return (defined below) is less than or equal to zero, the interest distribution amount will equal zero.

•	If the index return is greater than zero, the interest distribution amount will equal the product of:

$10 * (Index Return)

The index return, which is presented in this prospectus supplement as a percentage, will equal the following fraction:

Average Ending Value – Starting Value

Starting Value

The average ending value will equal the arithmetic average of all monthly ending values.

The ending value for each valuation date will be the closing value of the Russell 1000 Growth Index on such valuation date or, if that day is not an index business day, the closing value on the immediately following index business day.

The starting value will be              , the closing value of the Russell 1000 Growth Index on August    , 2005, the date on which the Notes are priced for initial sale to the public.

Valuation dates occur on the          day of each month, commencing September    , 2005 and ending on             , 2009.

If no closing value of the Russell 1000 Growth Index is available on any index business day because of a market disruption event or otherwise, unless deferred by the calculation agent as described below, the ending value will be the arithmetic mean, as determined by the calculation agent, of the value of the Russell 1000 Growth Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets Inc. or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the ending value of the Russell 1000 Growth Index by the calculation agent in the event of a market disruption event may be deferred by the calculation agent for up to five consecutive index business days on which a market disruption event is occurring, but not past the index business day prior to maturity.

For more specific information about the “index return,” the determination of an “index business day” and the effect of a market disruption event on the determination of the interest distribution amount and the index return, please see “Description of the Notes – Interest Distribution Amount” in this prospectus supplement.

The amount payable to you at maturity is dependent upon the average of the ending values of the Russell 1000 Growth Index on each monthly valuation date during the term of the Notes, provided, however, that the payment you receive at maturity will not be less than the amount of your original investment in the Notes. The Notes provide less opportunity for appreciation than a direct investment in the Russell 1000 Growth Index because a high ending value on one or more valuation dates, including on the last valuation date, may be substantially or entirely offset by a low ending value on one or more other valuation dates during the term of the Notes, resulting in an average ending value that is less than the final ending value. Nevertheless, the payment to you at maturity will be at least equal to the amount of your initial investment in the Notes.

Where Can I Find Examples of Hypothetical Maturity Payments?

For tables setting forth hypothetical maturity payments, see “Description of the Notes — Maturity Payment — Hypothetical Examples” in this prospectus supplement.

Who Publishes the Russell 1000 Growth Index and What Does It Measure?

The Russell 1000 Growth Index is published and disseminated by Frank Russell Company (“Russell”), and measures the composite price performance of stocks of 1,000 companies domiciled in the United States and its territories which have been determined by Russell to be growth oriented. All 1,000 stocks are traded on the NYSE, the AMEX, the Nasdaq or in the over-the-counter market.

The Russell 1000 Growth Index is a subset of the Russell 1000 Index. The Russell 1000 Growth Index is designed to track the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. As of June 30, 2005, the average market capitalization of companies included in the Russell 1000 Growth Index was $76.2 billion, the price-to-book ratio of the Index is 4.24 and the I/B/E/S for the Index is 14.35%.

Please note that an investment in the Notes does not entitle you to any ownership or other interest in the stocks of the companies included in the Russell 1000 Growth Index.

How Has the Russell 1000 Growth Index Performed Historically?

We have provided a table showing the closing values of the Russell 1000 Growth Index on the last index business day of each month from January 2000 to June 2005, as well as a graph showing the closing values of the Russell 1000 Growth Index on the last index business day of each month from August 1992 through June 2005. You can find the table and the graph in the section “Description of the Russell 1000 Growth Index — Historical Monthly Closing Values of the Index” in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the Russell 1000 Growth Index in recent years. However, past performance is not necessarily indicative of how the Russell 1000 Growth Index will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes — The Historical Performance of the Russell 1000 Growth Index Is Not an Indication of the Future Performance of the Russell 1000 Growth Index” in this prospectus supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. Holders of a Note will be required to include original issue discount (“Tax OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Note, which yield will be assumed to be         % per year. This Tax OID (computed at the assumed comparable yield) will be includible in a U.S. Holder’s gross income (as ordinary income) over the term of the Note, although holders will receive no payments on the Notes before the maturity. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of the Tax OID is calculated based on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, a Note. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. Holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Note during such periods (with an offsetting ordinary loss). If a U.S. Holder disposes of the Note prior to maturity, the U.S. Holder will be required to treat any gain recognized upon the disposition of the Note as ordinary income (rather than capital gain). You should refer to “Certain United States Federal Income Tax Considerations” in this prospectus supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

We will apply to list the Notes on the American Stock Exchange under the symbol “PLR.” You should be aware that the listing of the Notes on the American Stock Exchange will not necessarily ensure that a liquid trading market will be available for the Notes.

Can You Tell Me More About Citigroup and Citigroup Funding?

Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.

Citigroup’s consolidated ratio of income to fixed charges and consolidated ratio of income to combined fixed charges including preferred stock dividends for the three months ended March 31, 2005 and each of the five most recent fiscal years are as follows:

	Three Months Ended March 31, 2005	Year Ended December 31,
		2004	2003	2002	2001	2000
Ratio of income to fixed charges (excluding interest on deposits)	2.67x	2.68x	3.38x	2.52x	1.95x	1.78x
Ratio of income to fixed charges (including interest on deposits)	2.04x	2.02x	2.45x	1.92x	1.60x	1.50x
Ratio of income to combined fixed charges including preferred stock dividends (excluding interest on deposits)	2.66x	2.66x	3.34x	2.50x	1.93x	1.77x
Ratio of income to combined fixed charges including preferred stock dividends (including interest on deposits)	2.03x	2.01x	2.43x	1.90x	1.59x	1.49x

What is the Role of Citigroup Funding’s and Citigroup’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the Notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell Notes to create a secondary market for holders of the Notes, and may engage in other activities described in the section “Underwriting” in this prospectus supplement. Citigroup Global Markets Inc. will also act as calculation agent for the Notes.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the Notes through us or one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks underlying the Russell 1000 Growth Index or in other instruments, such as options, swaps or futures, based upon the Russell 1000 Growth Index or the stocks underlying the Russell 1000 Growth Index. This hedging activity could affect the value of the Russell 1000 Growth Index and therefore the market value of the Notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your Notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the Notes declines. You should refer to “Risk Factors Relating to the Notes — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” and “— The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 or substantially similar federal, state or local laws (“ERISA-Type Plans”) will not be permitted to purchase or hold the Notes. Plans that are not ERISA-Type Plans, such as individual retirement accounts, individual retirement annuities or Keogh plans, will be permitted to purchase or hold the Notes, provided that each such plan shall by its purchase be deemed to represent and warrant that none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the Notes.

Are There Any Risks Associated with My Investment?

Yes, the Notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this prospectus supplement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, filed by Citigroup with the Securities and Exchange Commission, or the SEC, pursuant to Section 13 of the Securities Exchange Act of 1934 (File No. 1-9924), are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 2004, (ii) Current Report on Form 8-K filed on June 7, 2005 (including exhibits thereto which contain updated historical audited financial statements conformed to reflect a discontinued operation and updated business segment disclosures), (iii) Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and (iv) Current Reports on Form 8-K filed on January 14, 2005, January 19, 2005, January 20, 2005, January 21, 2005, January 24, 2005, January 31, 2005, February 4, 2005, February 11, 2005, February 22, 2005, March 2, 2005, March 15, 2005, March 16, 2005, April 14, 2005, April 15, 2005, April 20, 2005, May 2, 2005, May 18, 2005, May 24, 2005, May 26, 2005, May 31, 2005, June 1, 2005, June 2, 2005, June 6, 2005, June 9, 2005, June 10, 2005, June 16, 2005, June 17, 2005, June 24, 2005, June 29, 2005, June 30, 2005, July 1, 2005, July 14, 2005, July 18, 2005 and July 19, 2005.

You should refer to “Prospectus Summary — Where You Can Find More Information” in the accompanying prospectus. These documents may also be accessed electronically by means of the SEC’s home page on the worldwide web on the internet at http://www.sec.gov.

RISK FACTORS RELATING TO THE NOTES

An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the value of the Russell 1000 Growth Index, and other events that are difficult to predict and beyond our control.

The Interest Distribution Amount Payable at Maturity May Be Zero

The amount of the maturity payment will depend on the arithmetic average of the ending values of the Russell 1000 Growth Index on each monthly valuation date during the term of the notes. Unless the average of such ending values exceeds the starting value of the index, the interest distribution amount will be zero. This will be true even if the value of the Russell 1000 Growth Index has increased at one or more times during the term of the Notes or if the value of the Russell 1000 Growth Index at maturity is greater than the value of the Russell 1000 Growth Index on the date the Notes are priced for initial sale to the public.

The Use of an Average Instead of a Single Closing Value to Determine the Index Return Could Reduce the Interest Distribution Amount

Because the average ending value will be based on the average of the ending values of the Russell 1000 Growth Index on each monthly valuation date during the term of the Notes, a significant increase in the index subsequent to issuance may be substantially or entirely offset by subsequent decreases in the value of the index during the term of the Notes, and a high ending value on one or more valuation dates, including on the last valuation date, may be substantially or entirely offset by a low ending value on one or more other valuation dates during the term of the Notes. In addition, the market value of the Notes and the interest distribution amount will be less sensitive to fluctuations in the value of the index as the time remaining to maturity lessens. In particular, if the index generally increases over the term of the Notes, then the interest distribution amount will be lower, and could be materially lower, than would be the case if the ending value at maturity were used to calculate the index return.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The amount we will pay to you on the Notes may be less than the return you could have earned on other investments. The Notes do not bear periodic interest. As a result, if the index return is less than approximately         %, the yield on the Notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Historical Performance of the Russell 1000 Growth Index Is Not an Indication of the Future Performance of the Russell 1000 Growth Index

The historical performance of the Russell 1000 Growth Index, which is included in this prospectus supplement, should not be taken as an indication of the future performance of the Russell 1000 Growth Index during the term of the Notes. Changes in the value of the Russell 1000 Growth Index will affect the trading price of the Notes, but it is impossible to predict whether the value of the index will fall or rise.

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Underlying the Russell 1000 Growth Index

Your return on the Notes will not reflect the return you would realize if you actually owned the stocks underlying the Russell 1000 Growth Index because Russell calculates the Russell 1000 Growth Index by reference to the prices of the stocks comprising the Russell 1000 Growth Index without taking into consideration the value of any dividends paid on the underlying stocks. As a result, the return on the Notes may be less than the return you would realize if you actually owned the stocks underlying the Russell 1000 Growth Index even if the ending value of the Russell 1000 Growth Index is greater than its starting value. Further, you will not be entitled to receive dividend payments, if any, or other distributions made on the stocks underlying the Russell 1000 Growth Index.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May be Substantially Less Than the Amount You Originally Invest

We believe that the value of your Notes in the secondary market will be affected by the supply of and demand for the Notes, the value of the Russell 1000 Growth Index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Russell 1000 Growth Index.    We expect that the market value of the Notes will likely depend substantially on the relationship between the closing value of the Russell 1000 Growth Index on the date the Notes are priced for initial sale to the public and the future value of the Russell 1000 Growth Index. However, changes in the value of the Russell 1000 Growth Index may not always be reflected, in full or in part, in the market value of the Notes. If you choose to sell your Notes when the value of the Russell 1000 Growth Index exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity based on that value because of expectations that the Russell 1000 Growth Index will continue to fluctuate between that time and the time when subsequent ending values of the Russell 1000 Growth Index are determined. If you choose to sell your Notes when the value of the Russell 1000 Growth Index is below the value of the index on the date the Notes are priced for initial sale to the public, you may receive less than the amount you originally invested.

Trading prices of the underlying stocks of the Russell 1000 Growth Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment or of a particular underlying stock. Citigroup Funding’s hedging activities in the underlying stocks of the Russell 1000 Growth Index, the issuance of securities similar to the Notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the underlying stocks of the Russell 1000 Growth Index.

Volatility of the Russell 1000 Growth Index.    Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the Russell 1000 Growth Index changes during the term of the Notes, the market value of the Notes may decrease.

Events Involving the Companies Comprising the Russell 1000 Growth Index.    General economic conditions and earnings results of the companies whose common stocks comprise the Russell 1000 Growth Index and real or anticipated changes in those conditions or results may affect the market value of the Notes. In addition, if the dividend yields on those stocks increase, the value of the Notes may decrease because the Russell 1000 Growth Index does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, the value of the Notes may increase.

Interest Rates.    We expect that the market value of the Notes will be affected by changes in U.S. interest rates and in the interest rates of the countries in which the underlying stocks trade. In general, if these interest rates increase, the market value of the Notes may decrease, and if these interest rates decrease, the market value of the Notes may increase. In general, and assuming that all other relevant factors are held constant, we expect that the effect of any change in foreign interest rates on the trading value of the Notes will not be as great as the effect of an equivalent change in U.S. interest rates.

Time Premium or Discount.    As a result of a “time premium or discount,” the Notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the Russell 1000 Growth Index the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of the Russell 1000 Growth Index during the period prior to the maturity of the Notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, particularly due to the determination of the interest distribution amount based on the average of the ending values of the index on each monthly valuation date during the term of the Notes, thereby increasing or decreasing the market value of the Notes.

Hedging Activities.    Hedging activities related to the Notes by one or more of our affiliates will likely involve trading in one or more of the stocks underlying the Russell 1000 Growth Index or in other instruments, such as options, swaps or futures, based upon the Russell 1000 Growth Index or the stocks underlying the Russell 1000 Growth Index. This hedging activity could affect the value of the Russell 1000 Growth Index and therefore the market value of the Notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Notes declines.

Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the Notes.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the Notes attributable to another factor, such as an increase in the value of the Russell 1000 Growth Index.

In general, assuming all relevant factors are held constant, we expect that the effect on the market value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

There is currently no secondary market for the Notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. If the secondary market for the Notes is limited, there may be few buyers should you choose to sell your Notes prior to maturity and this may reduce the price you receive.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Underlying the Russell 1000 Growth Index or Derivative Instruments Related to the Index by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the underlying stocks of the Russell 1000 Growth Index or derivative instruments relating to the index for their own accounts in connection with their normal business practices. These transactions could affect the value of the underlying stocks of the Russell 1000 Growth Index and therefore the market value of the Notes.

Citigroup Global Markets Inc., an Affiliate of Citigroup Funding and Citigroup, is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets Inc., which is acting as the calculation agent for the Notes, is an affiliate of ours. As a result, Citigroup Global Markets Inc.’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the Notes through us or one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks underlying the Russell 1000 Growth

Index or in other instruments, such as options, swaps or futures, based upon the Russell 1000 Growth Index or the stocks underlying the Russell 1000 Growth Index. This hedging activity may present a conflict between your interest in the Notes and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the Russell 1000 Growth Index and therefore the market value of the Notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your Notes in the secondary market. Since hedging our obligation under the Notes involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Notes declines.

DESCRIPTION OF THE NOTES

The description in this prospectus supplement of the particular terms of the Principal-Protected Equity Linked Notes with Potential Supplemental Interest Based Upon the Russell 1000 Growth Index Due                             , 2009 (the “Notes”) supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the registered securities set forth in the accompanying prospectus.

General

The Notes are a series of debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus, the payments on which are fully and unconditionally guaranteed by Citigroup. The aggregate principal amount of Notes issued will be $                     (                     Notes). The Notes will mature on                             , 2009, will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest on the Notes or any other payments on the Notes until maturity. At maturity, you will receive an interest distribution amount, which may equal zero. You will not be entitled to receive dividend payments or other distributions, if any, made on the stocks underlying the Russell 1000 Growth Index.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Payment at Maturity

The Notes will mature on                             , 2009. You will receive at maturity, for each $10 principal amount of Notes you hold, a payment equal to the sum of $10 and the interest distribution amount.

Interest Distribution Amount

The interest distribution amount will be based on the amount by which the average of the ending values of the Russell 1000 Growth Index during the term of the Notes exceeds the starting value of the index, expressed as a percentage, and will not be less than zero.

•	If the index return (defined below) is less than or equal to zero, the interest distribution amount will equal zero.

•	If the index return is greater than zero the interest distribution amount will equal the product of:

$10 * (Index Return)

The index return, which is presented in this prospectus supplement as a percentage, will equal the following fraction:

Average Ending Value – Starting Value

Starting Value

The average ending value will equal the arithmetic average of all monthly ending values.

The ending value for each valuation date will be the closing value of the Russell 1000 Growth Index on such valuation date or, if that day is not an index business day, the closing value on the immediately following index business day.

The starting value will be                     , the closing value of the Russell 1000 Growth Index on August     , 2005, the date on which the Notes are priced for initial sale to the public.

Valuation dates occur on the          day of each month, commencing September     , 2005 and ending on                     , 2009.

If the average ending value is less than the starting value used for the computation of the index return, then the index return will be negative. However, that the payment you receive at maturity will not be less than the amount of your original investment in the Notes.

An index business day means a day, as determined by the calculation agent, on which the Russell 1000 Growth Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of the Russell 1000 Growth Index on such day are capable of being traded on their relevant exchanges during the one-half hour before the determination of the closing value of the Russell 1000 Growth Index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us and the beneficial owners of the Notes, absent manifest error.

A market disruption event means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or a limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the Russell 1000 Growth Index or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to the Russell 1000 Growth Index or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the Russell 1000 Growth Index or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in the Russell 1000 Growth Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Russell 1000 Growth Index will be based on a comparison of the portion of the value of the Russell 1000 Growth Index attributable to that security relative to the overall value of the Russell 1000 Growth Index, in each case immediately before that suspension or limitation.

If no closing value of the Russell 1000 Growth Index is available on any index business day because of a market disruption event or otherwise, the value of the Russell 1000 Growth Index for that index business day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of the Russell 1000 Growth Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets Inc. or any of our other subsidiaries or affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the Russell 1000 Growth Index by the calculation agent in the event of a market disruption event may be deferred by the calculation agent for up to five consecutive index business days on which a market disruption event is occurring, but not past the index business day prior to maturity.

The amount payable to you at maturity is dependent upon the average of the ending values of the Russell 1000 Growth Index on each monthly valuation date during the term of the Notes, provided, however, that the payment you receive at maturity will not be less than the amount of your original investment in the Notes. The

Notes provide less opportunity for appreciation than a direct investment in the Russell 1000 Growth Index because a high ending value on one or more valuation dates, including on the last valuation date, may be substantially or entirely offset by a low ending value on one or more other valuation dates during the term of the Notes, resulting in an average ending value that is less than the final ending value. Nevertheless, the payment to you at maturity will be at least equal to the amount of your initial investment in the Notes.

Maturity Payment — Hypothetical Examples

The index return and, therefore, the interest distribution amount, is dependent on the average of the ending values of the Russell 1000 Growth Index on each valuation date during the term of the Notes. Because the value of the Russell 1000 Growth Index may be subject to significant variations over the term of the Notes, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity. The examples of hypothetical payment calculations that follow are intended to illustrate the effect of general trends in the average value of the Russell 1000 Growth Index on the amount payable on the Notes at maturity. All of the hypothetical examples assume that the investment in the Notes is $10, that the initial starting value of the Russell 1000 Growth Index is 497.00, that the interest distribution amount cannot equal less than zero, that the reset date is on the 25th day of each month, commencing September 25, 2005 and that there are 42 reset periods. The Russell 1000 Growth Index values illustrated in each of the examples have been rounded to two decimal places.

Example 1:	The value of the Russell 1000 Growth Index fluctuates during the term of the Notes. The Average Ending Value is greater than the Starting Value and the value of the Russell 1000 Growth Index on the final Valuation Date is greater than the Starting Value and the Average Ending Value.

	2005	2006	2007	2008	2009
	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date
January		532.11	570.74	605.26	659.39
February		537.43	565.04	611.32	672.58
March		532.06	564.47	605.20
April		521.42	570.12	593.10
May		521.42	581.52	593.69
June		526.63	580.94	599.63
July		552.96	575.13	605.62
August		553.52	575.70	635.91
September	501.97	559.05	576.28	642.26
October	512.01	570.23	582.04	641.62
November	527.37	575.93	582.04	642.26
December	532.64	576.51	605.32	648.69

Average Index Value = 579.03, calculated as the arithmetic average of the Closing Values of the Russell 1000 Growth Index on each Valuation Date

Index Return = (579.03-497.00) / 497.00 = 16.50%

Interest Distribution Amount = $10.00 * 16.50% = $1.65

Payment at Maturity= $10.00 + $1.65 = $11.65

Example 2:	The value of the Russell 1000 Growth Index fluctuates during the term of the Notes. The Average Ending Value is greater than the Starting Value and the value of the Russell 1000 Growth Index on the final Valuation Date is lower than the Starting Value and the Average Ending Value.

	2005	2006	2007	2008	2009
	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date
January		516.93	527.00	576.32	489.40
February		511.76	537.54	559.03	489.89
March		516.87	538.08	547.85
April		517.39	543.46	553.33
May		516.87	538.02	558.86
June		527.21	527.26	530.92
July		516.67	537.81	525.61
August		521.83	543.19	504.58
September	506.94	522.36	548.62	505.09
October	522.15	527.58	543.13	504.58
November	522.67	522.30	553.99	509.63
December	517.44	521.78	570.61	504.53

Average Ending Value = 528.03, calculated as the arithmetic average of the closing values of the Russell 1000 Growth Index on each Valuation Date

Index Return = (528.03-497.00) / 497.00 = 6.24%

Interest Distribution Amount = $10.00 * 6.24% = $0.62

Payment at Maturity = $10.00 + $0.62 = $10.62

Example 3:	The value of the Russell 1000 Growth Index fluctuates during the term of the Notes. The Average Ending Value is lower than the Starting Value and the value of the Russell 1000 Growth Index on the final Valuation Date is greater than the Starting Value and the Average Ending Value.

	2005	2006	2007	2008	2009
	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date
January		508.76	556.92	562.33	543.40
February		513.85	548.56	565.81	536.33
March		513.85	534.85	570.06
April		520.27	529.50	561.51
May		526.52	524.21	567.12
June		529.94	534.69	561.45
July		529.94	544.32	555.83
August		529.94	544.32	555.83
September	498.74	535.24	557.11	561.39
October	503.73	545.94	571.03	554.43
November	503.73	551.40	556.76	548.89
December	508.76	551.40	556.76	543.40

Average Ending Value = 494.72, calculated as the arithmetic average of the closing values of the Russell 1000 Growth Index on each Valuation Date

Index Return = (494.72-497.00) / 497.00 = -0.46%

Interest Distribution Amount = $0.00

Payment at Maturity = $10.00 + $0.00 = $10.00

Example 4:	The value of the Russell 1000 Growth Index fluctuates during the term of the Notes. The Average Ending Value is greater than the Starting Value and the value of the Russell 1000 Growth Index on the final Valuation Date is greater than the Starting Value but lower than the Average Ending Value.

	2005	2006	2007	2008	2009
	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date
January		508.76	507.91	485.42	471.43
February		513.85	500.29	488.43	499.72
March		513.85	487.78	492.10
April		520.27	482.91	484.71
May		526.52	478.08	489.56
June		529.94	487.64	484.67
July		503.44	496.42	479.82
August		483.31	496.42	479.82
September	498.74	488.14	508.08	484.62
October	503.73	497.90	497.92	478.61
November	503.73	502.88	485.47	473.82
December	508.76	502.88	480.62	469.08

Average Ending Value = 568.96, calculated as the arithmetic average of the closing values of the Russell 1000 Growth Index on each Valuation Date

Index Return = (568.96-497.00) / 497.00 = 14.48%

Interest Distribution Amount = $10.00 * 14.48% = $1.45

Payment at Maturity = $10.00 + $1.45 = $11.45

Example 5:	The value of the Russell 1000 Growth Index fluctuates during the term of the Notes. The Average Ending Value is lower than the Starting Value and the value of the Russell 1000 Growth Index on the final Valuation Date is lower than the Starting Value but greater than the Average Ending Value.

	2005	2006	2007	2008	2009
	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date
January		521.99	553.39	628.69	612.77
February		522.51	553.94	629.32	563.74
March		512.06	542.86	616.73
April		511.55	559.15	616.12
May		512.06	570.33	615.50
June		501.82	558.93	603.19
July		501.32	558.37	627.32
August		516.36	575.12	646.14
September	501.97	521.52	580.87	652.60
October	512.01	521.52	592.49	665.65
November	501.77	531.95	604.34	678.97
December	506.79	537.27	610.38	645.02

Average Index Value = 455.75, calculated as the arithmetic average of the closing values of the Russell 1000 Growth Index on each Valuation Date

Index Return = (455.75-497.00) / 497.00 = -8.30%

Interest Distribution Amount = $0.00

Payment at Maturity = $10.00 + $0.00 = $10.00

Example 6:	The value of the Russell 1000 Growth Index fluctuates during the term of the Notes. The Average Ending Value is lower than the Starting Value and the value of the Russell 1000 Growth Index on the final Valuation Date is lower than the Starting Value and the Average Ending Value.

	2005	2006	2007	2008	2009
	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date	Closing Value of the Index on the Valuation Date
January		487.99	460.66	434.40	443.08
February		487.50	456.06	433.96	469.67
March		482.62	446.94	434.40
April		483.11	447.38	433.96
May		473.44	451.86	434.40
June		468.71	447.34	430.05
July		468.24	446.89	430.48
August		472.92	437.95	430.05
September	487.06	474.81	442.33	434.35
October	482.19	474.34	442.78	434.79
November	482.67	474.81	443.22	439.14
December	487.50	465.32	438.79	443.53

Average Ending Value = 471.13, calculated as the arithmetic average of the closing values of the Russell 1000 Growth Index on each Valuation Date

Index Return = (471.13-497.00) / 497.00 = -5.21%

Interest Distribution Amount = $0.00

Payment at Maturity = $10.00 + $0.00 = $10.00

The examples are for purposes of illustration only. The interest distribution amount will depend on the starting value and the average ending value determined by the calculation agent as provided in this prospectus supplement. Historical closing values for the Russell 1000 Growth Index are included in this prospectus supplement under “Description of Russell 1000 Growth Index — Historical Monthly Closing Values of the Index.”

Discontinuance of the Russell 1000 Growth Index

If Russell discontinues publication of the Russell 1000 Growth Index or if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Russell 1000 Growth Index, then the ending value as of any succeeding valuation date will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If Russell discontinues publication of the Russell 1000 Growth Index and a successor index is not selected by the calculation agent or is no longer published on any valuation date, the index value to be substituted for the Russell 1000 Growth Index for that valuation date will be a value computed by the calculation agent for that valuation date in accordance with the procedures last used to calculate the Russell 1000 Growth Index prior to any such discontinuance.

If Russell discontinues publication of the Russell 1000 Growth Index prior to the determination of the interest distribution amount and the calculation agent determines that no successor index is available at that time, then on each index business day until the earlier to occur of (a) the determination of the interest distribution amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the interest distribution amount as described in the preceding paragraph as if such day were a valuation date. The calculation agent will cause notice of each such value to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the publication of the Russell 1000 Growth Index may adversely affect trading in the Notes.

If a successor index is selected or the calculation agent calculates a value as a substitute for the Russell 1000 Growth Index as described above, the successor index or value will be substituted for the Russell 1000 Growth Index for all purposes, including for purposes of determining whether an index business day or market disruption event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the Russell 1000 Growth Index may adversely affect the value of the Notes.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Russell 1000 Growth Index or a successor index is changed in any material respect, or if the Russell 1000 Growth Index or a successor index is in any other way modified so that the value of the Russell 1000 Growth Index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Russell 1000 Growth Index or the successor index as if the changes or modifications had not been made, and calculate the closing value with reference to the Russell 1000 Growth Index or the successor index. Accordingly, if the method of calculating the Russell 1000 Growth Index or the successor index is modified so that the value of the Russell 1000 Growth Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified (e.g., due to a split in the Russell 1000 Growth Index), then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified (e.g., as if the split had not occurred).

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the calculation agent and will equal, for each Note, the maturity payment, calculated as though the maturity of the Notes were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup, the claim of the beneficial owner of a Note against the entity that becomes subject to a bankruptcy proceeding will be capped at the maturity payment calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes will bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of         % per annum on the unpaid amount due.

Book-Entry System

Upon issuance, all Notes will be represented by one or more fully registered global securities (the “Global Securities”). Each such Global Security will be deposited with, or on behalf of, DTC and registered in the name of DTC or a nominee thereof. Unless and until it is exchanged in whole or in part for Notes in definitive form, no Global Security may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor. Accountholders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the Notes through the accounts that each of these systems maintains as a participant in DTC.

A description of DTC’s procedures with respect to the Global Securities is set forth in the section “Book-Entry Procedures and Settlement” in the accompanying prospectus. DTC has confirmed that it intends to follow such procedures.

Same-Day Settlement and Payment

Settlement for the Notes will be made by Citigroup Global Markets Inc. in same-day funds. All maturity payments will be paid by Citigroup Funding in same-day funds so long as the Notes are maintained in book-entry form.

Calculation Agent

The calculation agent for the Notes will be Citigroup Global Markets Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining the amounts due to the holders of the Notes. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE RUSSELL 1000® GROWTH INDEX

General

Unless otherwise stated, we derived all information contained in this prospectus supplement regarding the Russell 1000® Growth Index (the “Index”), including, without limitation, its make-up, method of calculation and changes in its components, from Frank Russell Company (“Russell”) or other publicly available sources. Such information reflects the policies of, and is subject to change by, Russell. Russell is under no obligation to continue to publish the Index and may discontinue publication of the Index at any time. Neither Russell, Citigroup Funding, nor Citigroup takes any responsibility for the accuracy or completeness of such information.

The Index is calculated, maintained, published and disseminated by Russell, and measures the composite performance of stocks of companies within the Russell 1000 Index which have been determined by Russell to be growth oriented. Securities within the Russell 1000 Index are designated growth by possessing higher price-to-book ratios and higher forecasted growth values. All 1,000 stocks are traded on the NYSE, the AMEX, the Nasdaq or in the over-the-counter market. As of June 30, 2005, the average market capitalization of companies included in the Index was $72.6 billion, the price-to-book ratio of the Index is 4.24 and the I/B/E/S for the Index is 14.35%.

Computation of the Index

Only common stocks belonging to corporations domiciled in the U.S. and its territories are eligible for inclusion in the Index. Stocks traded on U.S. exchanges but domiciled in other countries are excluded. Preferred and convertible preferred stock, redeemable shares, participating preferred stock, paired shares, warrants and rights are also excluded. Trust receipts, Royalty Trusts, limited liability companies, OTC Bulletin Board companies, pink sheets, closed-end mutual funds and limited partnerships that are traded on U.S. exchanges are also ineligible for inclusion. Real Estate Investment Trusts are, however, eligible for inclusion. Generally, only one class of securities of a company is allowed in the Index, although exceptions to this general rule have been made where Russell has determined that each class of securities acts independently of the other. Stocks must trade at or above $1.00 on May 31 of each year to be eligible for inclusion in the Index. However, if a stock falls below $1.00 intra-year, it will not be removed until the next reconstitution if it is still trading below $1.00.

The primary criteria used to determine the initial list of securities eligible for the Russell 1000 Index is total market capitalization, which is defined as the price of the shares times the total number of available shares, or shares assumed to be available for trading. Based on closing values on May 31 of each year, Russell reconstitutes the composition of the Russell 1000 Index using the then existing market capitalizations of eligible companies. As of the last Friday of June of each year, the Russell 1000 Index and the Index are adjusted to reflect the reconstitution market value for that year. Real-time dissemination of the Index began in August 1992.

The market value of each security in the Index is determined as a percentage of the market value within the Russell 1000 Index. A security designated as 100% growth will hold the same market value in the Index as in the Russell 1000 Index. A security designated by Russell as 50% growth will be included at half the market value in the Index as in the Russell 1000 Index. As a market value-weighted index, the Index reflects changes in the market value of the component stocks relative to the capitalization on a base date. The current Index value is calculated by adding the market values of the Index’s component stocks, which are derived by multiplying the price of each stock by the number of available shares, to arrive at the total market capitalization of the 1,000 stocks. The total market value is then divided by a divisor. To calculate the Index, closing prices on a security’s primary exchange will be used for exchange-traded and Nasdaq stocks. If a component stock is not open for trading, the most recently traded price for that security will be used in calculating the Index. In order to provide continuity for the Index’s value, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings and other capitalization changes.

The following types of shares are considered unavailable for the purposes of capitalization determinations:

•	ESOP or LESOP shares — corporations that have Employee Stock Ownership Plans that comprise 10% or more of the shares outstanding are adjusted;

•	Corporate cross-owned shares — when shares of a company in the Index are held by another company also in the Index, this is considered corporate cross-ownership. Any percentage held in this class will be adjusted;

•	Large private and corporate shares — large private and corporate holdings are defined as those shares held by an individual, a group of individuals acting together, or a corporation not in the Index that own 10% or more of the shares outstanding. However, not to be included in this class are institutional holdings, which are: investment companies not in the Index, partnerships, insurance companies not in the Index, mutual funds, banks not in the Index or venture capitals;

•	Unlisted share classes — classes of common stock that are not traded on a U.S. exchange; and

•	IPO lock-ups — shares locked up during an Initial Public Offering (“IPO”) are not available to the public and will be excluded from the market value at the time the IPO enters the Index.

Exclusion of capitalization held by other listed companies and large holdings of private investors (10% or more) is based on information recorded in SEC filings. Other sources are used in cases of missing or questionable data.

The following summarizes the types of Index maintenance adjustments and indicates whether or not an index adjustment is required.

•	“No Replacement” Rule — Securities that leave the Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Index over the past year will fluctuate according to corporate activity.

•	Rules for Deletions —

•	Acquired or Reorganized Stock — Adjustments to the Index will be made on the effective date of an acquisition or reorganization of a corporation whose stock is included in the Index.

•	Reincorporated or Delisted Stock — Deleted entities will be removed on the day of reincorporation or delisting.

•	Rule for Additions —

•	Spin-offs — Spin-off companies are added to the parent company’s Index and capitalization tier of membership, if the spin-off is large enough. To be eligible, the spun-off company’s total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Russell 3000E Index at the latest reconstitution.

•	Initial Public Offerings — Eligible IPO’s are added to the Russell indexes each quarter.

Each month, the Index is updated for changes to shares outstanding as companies report changes in share capital to the SEC. Effective April 30, 2002, only cumulative changes to shares outstanding greater than 5% are reflected in the Index. This does not affect treatment of major corporate events, which are effective on the ex-date.

Russell uses a “non-linear probability” method to assign growth and value weights to stocks to the Index, where the term “probability” is used to indicate the degree of certainty that a stock is value or growth based on its relative book-to-price ratio and I/B/E/S forecast long-term growth mean. This method allows the stocks to be represented as having both growth and value characteristics, while preserving the additive nature of the Index.

The process of assigning growth and value weights is applied to the stocks after Russell 1000 Index is comprised. Stocks are ranked by either adjusted book-to-price ratio and their I/B/E/S forecast long-term growth mean. These rankings are converted to standardized units and combined to produce a composite value score (“CVS”). Stocks are then ranked by their CVS, and a probability algorithm is applied to the CVS distribution to assign growth and value weights to each stock. In general, stocks with lower CVS are considered growth, stocks with higher CVS are considered value, and stocks with a CVS in the middle are considered to have both growth and value characteristics, and are weighted proportionately in the Index.

Historical Monthly Closing Values of the Index

The following table sets forth the value of the Index at the end of each month in the period from January 2000 through June 2005. These historical data on the Index are not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the value of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2000	2001	2002	2003	2004	2005
January	797.61	691.37	502.35	356.31	478.29	476.71
February	836.14	573.69	481.04	354.2	480.73	481.16
March	894.36	511.09	497.41	360.45	471.45	471.97
April	852.60	575.72	456.65	386.88	465.76	462.76
May	809.60	566.93	445.28	405.81	473.93	484.47
June	871.72	553.64	403.7	410.92	479.35	482.29
July	833.01	539.35	381.29	420.91	452.01
August	909.44	494.91	382.13	430.97	449.18
September	822.64	445.22	342.06	425.95	453.15
October	784.07	468.36	373.19	449.49	459.96
November	668.26	512.98	393.08	453.76	475.15
December	646.71	511.57	365.44	468.9	493.41

The following graph illustrates the historical performance of the Index based on the closing value thereof monthly from August 1992 through June 2005. Past movements of the Index are not indicative of future Index values.

The closing value of the Index on July 20, 2005 was 505.76.

License Agreement

Russell and Citigroup Global Markets Limited, an affiliate of Citigroup Funding, have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets Limited and its affiliates, including Citigroup Funding, in exchange for a fee, of the right to use indices owned and published by Russell in connection with certain business applications.

The license agreement provides that the following language must be stated in this prospectus supplement:

“The Russell 1000 Growth Index is a trademark of Frank Russell Company and has been licensed for use by Citigroup Global Markets Limited. The Notes are not sponsored, endorsed, sold or promoted by Frank Russell Company and Frank Russell Company makes no representation regarding the advisability of investing in the Notes.”

The Russell 1000®, Russell 3000® and Russell® are trademarks or servicemarks of Russell.

The Notes not sponsored, endorsed, sold or promoted by Russell. Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Russell 1000 Growth Index to track general stock market performance or a segment of the same. Russell’s publication of the Russell 1000 Growth Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 1000 Growth Index is based. Russell’s only relationship to Citigroup Funding is the licensing of certain trademarks and trade names of Russell and of the Russell 1000 Growth Index which is determined, composed and calculated by Russell without regard to Citigroup Funding or the Notes. Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 1000 Growth Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 1000 GROWTH INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 1000 GROWTH INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 1000 GROWTH INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

All disclosures contained in this prospectus supplement regarding the Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by Russell. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Each Note will be characterized for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to United States Treasury regulations governing contingent debt instruments (the “Contingent Debt Regulations”). Each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Taxation of Interest.    A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of         % (the “comparable yield”). The comparable yield is based on a rate at which Citigroup Funding could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. Solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a Note will be assumed to be entitled to receive, in respect of each Note, a payment of $             at maturity (the “Projected Payment Amount”). The Projected Payment Amount is calculated as the amount required to produce the comparable yield on a Note, taking into account the Note’s issue price.

The comparable yield and the Projected Payment Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Funding with respect to the actual yield of, or payment at maturity to be made in respect of, a Note. The comparable yield and the Projected Payment Amount do not necessarily represent Citigroup Funding’s expectations regarding such yield or the amount of such payment.

Each note will be issued at par.    However, there will be original issue discount for U.S. federal income tax purposes (“Tax OID”) because a U.S. Holder must accrue income at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on Notes at the comparable yield in taxable income each year, although holders will receive no payments on the Notes before the maturity.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods. Based upon the comparable yield, if a U.S. Holder that pays taxes on a calendar year basis buys a Note at original issue for $10 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note for each of the following periods: $             in 2005; $             in 2006; $             in 2007; $             in 2008; and $             in 2009 (adjusted as described in the second paragraph below).

Disposition of the Notes.    When a U.S. Holder sells, exchanges or otherwise disposes of a Note (including upon repayment of the Note at maturity) (a “disposition”), the U.S. Holder’s gain (or loss) on such disposition will equal the difference between the amount received by the U.S. Holder for the Note and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis (i.e., adjusted cost) in a Note will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder while holding the Note.

If the amount received on the Note at maturity exceeds the Projected Payment Amount, the U.S. Holder will be required to include such excess in income as ordinary income. Alternatively, if the amount received at maturity is less than the Projected Payment Amount, the difference between the Projected Payment Amount and the amount received at maturity may be recognized and deducted by the U.S. Holder as an ordinary loss to the extent of the U.S. Holder’s previous Tax OID inclusions with respect to the Note.

On a disposition of a Note other than repayment of a Note at maturity, any gain realized by a U.S. Holder will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss.

An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if such U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes with respect to the proceeds on maturity or from a sale, exchange, retirement or other taxable disposition of the Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules.

Non-United States Persons

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes.    Any payment on maturity of the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding’s stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii) the beneficial owner of a Note certifies on Internal Revenue Service Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements;

(iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States; and

(iv) the stocks underlying the Russell 1000 Growth Index are actively traded within the meaning of section 871 (h) (4) (C) (v) (I) of the Code.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if payment on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on income from the Notes and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding.    In general, a Non-U.S. Holder will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an Internal Revenue Service Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

UNDERWRITING

The terms and conditions set forth in the terms agreement dated the date hereof, which incorporates by reference the underwriting agreement basic provisions dated May 3, 2005, govern the sale and purchase of the Notes. The terms agreement and the underwriting agreement basic provisions are referred to together as the underwriting agreement. Citigroup Global Markets Inc., as underwriter, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets Inc., $                    principal amount of Notes (                    Notes).

The underwriting agreement provides that the obligation of Citigroup Global Markets Inc. to purchase the Notes included in this offering is subject to approval of certain legal matters by counsel and to other conditions. Citigroup Global Markets Inc. is obligated to purchase all of the Notes if it purchases any of the Notes.

Citigroup Global Markets Inc. proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Notes to dealers at the public offering price less a concession not to exceed $        per Note. Citigroup Global Markets Inc. may allow, and these dealers may reallow, a concession not to exceed $        per Note on sales to certain other dealers. Sales may also be made through Citicorp Investment Services and Citicorp Financial Services Corp., broker-dealers affiliated with Citigroup Global Markets Inc., acting as agents. Citicorp Investment Services and Citicorp Financial Services Corp. will receive as remuneration a portion of the underwriting discount set forth on the cover of this prospectus supplement equal to $        per Note for the Notes they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets Inc. may change the public offering price and other selling terms.

Citigroup Funding has agreed that, for the period beginning on the date of the underwriting agreement and continuing to and including the closing date for the purchase of the Notes, it will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to offer or sell or otherwise dispose of any securities, including any backup undertakings for such securities, of Citigroup Funding, in each case that are substantially similar to the Notes or any security convertible into or exchangeable for the Notes or substantially similar securities. Citigroup Global Markets Inc. may release any of the securities subject to this lock-up at any time without notice.

Prior to this offering, there has been no public market for the Notes. Consequently, the initial public offering price for the Notes was determined by negotiations between Citigroup Funding and Citigroup Global Markets Inc. There can be no assurance, however, that the prices at which the Notes will sell in the public market after this offering will not be lower than the price at which they are sold by Citigroup Global Markets Inc. or that an active trading market in the Notes will develop and continue after this offering.

Citigroup Funding will apply to list the Notes on the American Stock Exchange under the symbol “PLR.”

In connection with the offering, Citigroup Global Markets Inc., as the underwriter, may purchase and sell Notes and the underlying stocks of the Russell 1000 Growth Index in the open market. These transactions may include covering transactions and stabilizing transactions. Covering transactions involve purchases of Notes in the open market after the distribution has been completed to cover short positions. Stabilizing transactions consist of bids or purchases of Notes or the underlying stocks of the Russell 1000 Growth Index made for the purpose of preventing a decline in the market price of the Notes or the underlying stocks of the Russell 1000 Growth Index while the offering is in progress.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. Citigroup Global Markets Inc. may conduct these transactions in the over-the-counter market or otherwise. If Citigroup Global Markets Inc. commences any of these transactions, it may discontinue them at any time.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes — The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Underlying the Russell 1000 Growth Index or Derivative Instruments Related to the Index by Affiliates of Citigroup Funding” and “— Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in this prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

We estimate that our total expenses for this offering will be $            .

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Citigroup Global Markets Inc. may not confirm sales to any discretionary account without the prior specific written approval of a customer.

This prospectus supplement, together with the accompanying prospectus, may also be used by Citigroup Funding’s broker-dealer affiliates in connection with offers and sales of the Notes (subject to obtaining any necessary approval of the American Stock Exchange for any of these offers and sales) in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Any of these affiliates may act as principal or agent in these transactions. None of these affiliates is obligated to make a market in the Notes and any may discontinue any market making at any time without notice, at its sole discretion.

This prospectus supplement and the accompanying prospectus in electronic format may be made available on the website maintained by the underwriter.

We have agreed to indemnify Citigroup Global Markets Inc. against certain liabilities under the Securities Act of 1933, or to contribute to payments Citigroup Global Markets Inc. may be required to make because of any of those liabilities.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that (a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of 29 C.F.R 2510.3-101 or otherwise, or (iii) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA ((i), (ii) and (iii) collectively, “ERISA-Type Plans”); and (b) if it is a plan described in Section 4975(e)(l) of the Internal Revenue Code of 1986, as amended, that is not an ERISA-Type Plan (for example, individual retirement accounts, individual retirement annuities or Keogh plans), none of Citigroup Global Markets, Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the Notes.

LEGAL MATTERS

The validity of the Notes and certain matters relating thereto will be passed upon for Citigroup Funding and Citigroup by John R. Dye, Esq. Mr. Dye, General Counsel-Capital Markets of Citigroup and legal counsel to Citigroup Funding, beneficially owns, or has rights to acquire under Citigroup employee benefit plans, an aggregate of less than one percent of the common stock of Citigroup. Certain legal matters will be passed upon for the underwriter by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, Cleary Gottlieb Steen & Hamilton LLP has also acted as special tax counsel to Citigroup Funding and Citigroup in connection with the Notes and the guarantee. Cleary Gottlieb Steen & Hamilton LLP has from time to time acted as counsel for Citigroup and certain of its subsidiaries, including Citigroup Funding, and may do so in the future.

You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Principal-Protected

Equity Linked Notes

with Potential Supplemental Interest

at Maturity

Based Upon

the Russell 1000® Growth Index

Due            , 2009

($10 Principal Amount per Note)

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Prospectus Supplement

            , 2005

(Including Prospectus dated

May 3, 2005)